UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                                                Commission File Number: 000-31090

Systems Evolution, Inc.
(Exact name of registrant as specified in its charter)

10777 Westheimer Road, Suite 810
Houston, Texas 77042
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock
(Title of each class of securities covered by this Form)

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) ___     Rule 12h-3(b)(1)(i) ____
Rule 12g-4(a)(1)(ii)_X_     Rule 12h-3(b)(1)(ii) ____
Rule 12g-4(a)(2)(i) ___     Rule 12h-3(b)(2)(i) ____
Rule 12g-4(a)(2)(ii) ___     Rule 12h-3(b)(2)(ii) ____
                                Rule 15d-6

Approximate number of holders of record as of the certification or notice date: 525,000,818

Pursuant to the requirements of the Securities Exchange Act of 1934 Systems Evolution, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: __October 19, 2006_______ By: __/s/ Robert C. Rhodes_____________________
Robert C. Rhodes
Its: Chief Executive Officer